Exhibit 99.2

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 158

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Reportfor the Maniitsoq Nickel-Copper-PGM Project, Greenland, May 26, 2016 (Amended).

I, Lars Weiershäuser, PhD, PGeo, residing at 44 Juliana Court, Toronto, Ontario do hereby certify that:

1)	I am a Senior Consultant (Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada;

2)	I graduated from the South Dakota School of Mines and Technology in Rapid City, South Dakota, USA with a MSc in Geology in 2000. I obtained a PhD in Geology from the University of Toronto in 2005. I have practiced my profession continuously since 2000;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO #1504);

4)	I have not visited the property but relied on a site visit completed by the co-author of this technical report;

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the author of this report and responsible for sections 1 to 5 and 8 to 18 of the report and accept professional responsibility this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained by North American Nickel, Inc. to prepare a technical audit of the Maniitsoq project in accordance with National Instrument 453-101 and Form 43-101F1 guidelines. The preceding report is based on a site visit by a co-author, a review of project files, and discussions with North American Nickel, Inc. personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Maniitsoq or securities of North American Nickel, Inc.; and

12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto	Lars Weiershäuser, PhD, PGeo
May 26, 2016	Senior Consultant

March 24, 2016